Exhibit 99.1

Li Auto Inc. September 2022 Delivery Update

October 1, 2022

BEIJING, China, October 01, 2022 — Li Auto Inc. (“Li Auto” or the “Company”) (Nasdaq: LI; HKEX: 2015), a leader in China’s new energy vehicle market, today announced that the Company delivered 11,531 vehicles in September 2022, up 62.5% year over year. The deliveries included 10,123 Li L9s, the Company’s six-seat, flagship smart SUV for families, in its first full month of deliveries. The September delivery brought the Company’s third quarter deliveries to 26,524, representing a 5.6% year-over-year increase. The cumulative deliveries of Li Auto vehicles reached 211,015 as of the end of September.

“Our delivery of over 10,000 Li L9s in September marks the first time a domestic branded premium model priced above RMB400,000 has achieved this monthly delivery milestone, establishing Li L9 as one of the top choices of full-size SUV for family users in China. As a full-size SUV priced at RMB459,800, Li L9’s outstanding sales performance is a testament to our ongoing efforts to build and refine our in-house research and development, supply chain, and intelligent manufacturing capabilities,” commented Yanan Shen, co-founder and president of Li Auto. “Thanks to these capabilities, we also have received positive user feedback on our two newest models, Li L8, a six-seat, large premium smart SUV for families, and Li L7, a five-seat, large flagship smart SUV for families, which debuted on September 30. Li L8 showroom models will start to arrive at Li Auto retail stores nationwide today, and we welcome everyone to visit our retail stores for a closer look. The delivery of Li L8 will commence in November.”

As of September 30, 2022, the Company had 271 retail stores in 119 cities, as well as 316 servicing centers and Li Auto-authorized body and paint shops operating in 226 cities.

About Li Auto Inc.

Li Auto Inc. is a leader in China’s new energy vehicle market. The Company designs, develops, manufactures, and sells premium smart electric vehicles. Its mission is: Create a Mobile Home, Create Happiness (创造移动的家,创造幸福的家). Through innovations in product, technology, and business model, the Company provides families with safe, convenient, and comfortable products and services. Li Auto is a pioneer to successfully commercialize extended-range electric vehicles in China. The Company started volume production in November 2019. Its model lineup includes Li L9, a six-seat, full-size flagship smart SUV, Li L8 and Li ONE, both of which are six-seat, large premium smart SUVs, and Li L7, a five-seat, large flagship smart SUV. The Company leverages technology to create value for its users. It concentrates its in-house development efforts on its proprietary range extension system, next-generation electric vehicle technology, and smart vehicle solutions while expanding its product line by developing new BEVs and EREVs to target a broader user base.

For more information, please visit: https://ir.lixiang.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Li Auto may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) and The Stock Exchange of Hong Kong Limited (the “HKEX”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Li Auto’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Li Auto’s strategies, future business development, and financial condition and results of operations; Li Auto’s limited operating history; risks associated with extended-range electric vehicles; Li Auto’s ability to develop, manufacture, and deliver vehicles of high quality and appeal to customers; Li Auto’s ability to generate positive cash flow and profits; product defects or any other failure of vehicles to perform as expected; Li Auto’s ability to compete successfully; Li Auto’s ability to build its brand and withstand negative publicity; cancellation of orders for Li Auto’s vehicles; Li Auto’s ability to develop new vehicles; and changes in consumer demand and government incentives, subsidies, or other favorable government policies. Further information regarding these and other risks is included in Li Auto’s filings with the SEC and the HKEX. All information provided in this press release is as of the date of this press release, and Li Auto does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Li Auto Inc.

Investor Relations

Email: ir@lixiang.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: Li@tpg-ir.com

Brandi Piacente

Tel: +1-212-481-2050

Email: Li@tpg-ir.com